

Jason Giddings · 2nd

Founder/CEO at Rhino Hide Bulletproof Wall Filler

Spokane, Washington Area · 500+ connections · **Contact info**

Rhino Hide Bulletproof Filler

Embry-Riddle

Featured

Rhino Hide Draft2
youtube.com



WeFunder 24 Nov
YouTube

Experience

Founder/CEO

Rhino Hide Bulletproof Wall Filler

Apr 2018 – Present · 2 yrs 5 mos

Sagle Idaho

If a shooter can't get into a classroom through a bulletproof door, and they can't shoot or break through the walls, then they can't harm our kids. A typical bullet can penetrate as many as 8 wall sections before the projectile is stopped. Students need a way to instantly shelter in place

Rhino Hide is a completely new category of product made from a 2-part composite-reinforced liquid that can be poured into small holes at the top of any standard wall. The wall is filled, and the liquid chemically cures in a few hours to a hard consistency. The formulated composite in this new patented product make the walls or structures it is filled with, impervious to ...see more

Founder/CEO

ScreenDoor GreenHouse

Nov 2017 – Present · 2 yrs 10 mos

Sandpoint, Idaho

ScreenDoor GreenHouse is a new company that has developed a new product which easily replaces the screen on your sliding glass door with a sliding greenhouse.

With ScreenDoor GreenHouse you can instantly access your favorite produce from t ...see more

 **WeFunder 24 Nov**

Inteliscope

8 yrs

President/Owner

2012 – Present · 8 yrs

Inteliscopes LLC provides quality products with the sole purpose to leverage the power of your smartphone, on your rifle. Our flagship product, the Inteliscope PRO, is a Picatinny mounted adapter coupled with a smartphone app that turns your iPhone or Android into a rifle-mounted digital multi-tool and tactical rifle-scope.

Owner

2012 – 2017 · 5 yrs

President/Owner

Giddings Product Development

2006 – Present · 14 yrs

Giddings Product Development is a concept-to-market design and manufacturing company in

Sandpoint Idaho. We specialize in the design of a wide range of product types for manufacture
overseas. We provide innovative design, as well as low-cost and high-quality tooling,

Papa 51
2 yrs

○ **engineer**
1997 – 1999 · 2 yrs

○ **engineer**
1997 – 1999 · 2 yrs

Chief Aerospace and Manufacturing Engineer

Education

Embry-Riddle
Aerospace Engneering, AE
1992 – 1997



Embry-Riddle Aeronautical University
AE, Aerospace Engineering
1992 – 1997

